8201 E Riverside Dr. Bldg. 4, Ste. 100 — Austin, TX 78744 — Phone: (512) 386-2900 — Fax: (512) 386-5505

Web: www.xbiotech.com

August 1, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	XBiotech Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

File No. 001-37347

To Whom It May Concern:

Pursuant to a letter receveid from the SEC Division of Corporation Finance dated July 24, 2018, please be advised that we have amended the Exhibit 31 certifications for XBiotech Inc.’s 10-K for the fiscal year ended December 31, 2017 and 10-Q for the quarter ended March 31, 2018, to comply with Item 601(b)(31) of Regulation S-K.

Best Regards,

John Simard

President & CEO

XBiotech Inc.